Filed by Inco Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 1-11284 Inco Limited Commission File No. 1-1143

     MICHAEL GAMBARDELLA (J.P. Morgan): I’m Mike Gambardella, the metals and mining analyst for J.P. Morgan.
     It’s a pleasure to have Scott Hand, the CEO of Inco, here today. Inco, as most of you know, is the second-largest nickel producer in the world. They have also been pretty active in the last six or eight months, put a bid out for another Canadian mining company, Falconbridge, back last October. They’ve put a subsequent bid out. They’ve also had a bid for themselves from Teck Cominco. Nickel prices has been near all-time highs. The company has been generating a lot of cash.
     I’m sure Scott probably feels he’s been on a seven-month road show for a deal, so we really appreciate him coming here. He’s been very busy. I know he’s flying over to London for another conference, so it’s with my great pleasure that I introduce Scott Hand, CEO of Inco.
     SCOTT M. HAND (Chairman and Chief Executive Officer, Inco Limited): Thanks, Mike, and thanks to all of you. I see that the jet engine manufacturers left. I don’t know how much they complained about the nickel price, but we’re very happy they’re making a lot of jet engines and I’m sure they’re going to make a lot more.
     I should read some cautionary statements to you first in the screen, certain forward-looking information and related statements. Unless otherwise stated, forward-looking information in my remarks excludes the impact of Inco’s offer for Falconbridge.
     Also, actual results could differ materially from the 2006 outlook and other forward looking statements.
     Certain material assumptions were made in the forward-looking statements. These assumptions are set forth in our Directors’ circular regarding the Teck offer.
     We filed the slides used in this presentation with the SEC in the United States and SEDAR in Canada.
     We filed our Directors’ circular in response to the Teck offer on May 31. All shareholders of Inco have already received or will receive in the coming days a copy of the Directors’ circular, if you haven’t gotten it already.
     Shareholders are encouraged to read this document thoroughly and completely, as it contains important additional information on material factors, risks and assumptions that could cause the results to differ from those envisioned in my remarks. The Directors’ circular is available on SEDAR, www.sedar.com, in Canada, on the SEC website, www.sec.gov, in the United States, and our website, www.inco.com.
     And finally, all references that I will make will be in U.S. dollars, unless I otherwise state. That’s done.
     Today, I will explain where my Board and I stand on the issues and great opportunities that we see ahead of us. Evaluating alternatives for Inco’s future is nothing new for our management or for our Board and it’s a process that we look at very carefully.
     We’re very clear on our strategy for meeting our prime objective, and that is delivering value to our shareholders, both near term and longer term and we believe that the friendly acquisition of Falconbridge meets this goal and it serves the interest of our shareholders and it also serves the interests of both companies’ workforces.
     On May 8, Teck Cominco issued a news release announcing their intention to make an unsolicited takeover offer for Inco and on May 23, a formal offer was made and the Inco Board has unanimously recommended that all shareholders reject the Teck offer and that they do not tender their shares.
     The world has changed a lot since we made our friendly bid for Falconbridge in October, but the right move for Inco has not. We believe that the friendly acquisition is the best value creating option for our shareholders and is perhaps the best value creating opportunity in the metals industry today. It produces a great company, with great operations, with great assets, and great growth prospects and you can’t beat that in the mining industry.
     We have evaluated Teck as a partner in the past, and there have been a number of overtures from Teck since mid 2005. But each time, after careful analysis, we determined that the value creation opportunities from such a combination did not compare to those by acquiring Falconbridge. And given Teck’s unsolicited offer for Inco, I want to explain to you, as I have to a number of audiences already, why we recommend that our shareholders reject the Teck offer.
     And our Directors’ circular contains a discussion of our reasons, which reflect four key themes. And as seen in points one through three and five on the slide, the Teck offer does not give our shareholders adequate value for their company.
     Since most of the consideration in the Teck offer is Teck stock, it’s important to compare the asset quality and the growth prospects for our companies, and Inco’s assets and prospects are far superior, in my view.
     Quite simply, our Board of directors believes that the premium offered by Teck is too low to acquire a great company like Inco and particularly low at a time when Teck’s stock has been inflated and Inco’s stock depressed by a number of factors related to our Falconbridge bid, which I’ll address later.
     Point four in our slide indicates the real value in the Falconbridge acquisition. Teck’s offer depends on the Falconbridge transaction not proceeding, so Inco’s investors would not receive the tremendous value we can create by joining together with Falconbridge.
     In points six and eight on the slide, Teck is only offering Inco shareholders its Class B subordinated voting shares and this would disenfranchise Inco’s shareholders, who now have a one share, one vote. They would not have a meaningful say in the new company.
     Point seven, combining with Teck lacks the industrial logic and offers few synergies. We believe that the synergies stated publicly by Teck are largely illusory, and I’ll explain about that later.
     So in the opinion of the Inco’s Board, the Teck offer represents an inadequate control premium to the Inco’s share price and finally, of course, we got opinions from Goldman Sachs, Morgan Stanley, and RBC Capital stating that Teck’s offer is inadequate from a financial point of view.
     I will not tender my shares, the Board will not tender their shares, and management will not tender their shares to the Teck offer.
     Under the unsolicited offer, assuming full proration, shareholders would receive Canadian $28 in cash and 0.6293 of a Teck Class B subordinated voting share.
     Teck likes to emphasize that it is offering Canadian 78.50 in cash. However, that’s very unlikely that Inco’s shareholders will actually receive this and in a fully prorated basis, the Teck offer is now worth $71.30 Canadian, a mere 9 per-cent premium to our stock price the day before the Teck announcement was made.
     Not only is this a low premium for control, it is particularly low considering that since Inco made the offer for Falconbridge, our stock price has been depressed due to short selling and other factors and the offer is contingent on shareholders foregoing the great value of combining Inco with Falconbridge.
     The Teck offer fails to recognize the strategic and scarcity value of our world-class assets and growth properties. Our shareholders would not be paid for the value of their company, considering our leadership position in nickel — we will become the largest nickel company in the world, our outstanding growth prospects offered by our development projects, and our excellent cost position, with costs expected to decline this year, and that’s unique in the mining industry.
     Inco has large-scale, long-life, low-cost operations in the world’s top nickel belts. Reserve life for our major operations runs from 15 to 30 years and, as we convert mineral resources into reserves, mine lives should get much longer. In an age of commodity scarcity, the market is just starting to grasp the unique value of Inco’s mining assets.
     The next slide highlights Inco’s strong position in the nickel industry. However, what truly distinguishes Inco is the growth we offer for our investors over the next few years. Growth in the mining industry is hard to come by, particularly for large global companies that must discover and they must develop massive projects to move the needle.
     With our Voisey’s Bay project now ramping up production, Goro under construction, and our ability to expand at our existing operations in Canada and Indonesia, we are delivering on our strategy to bring on new low-cost capacity and to strengthen our operating position. And as result of this production growth, as I said before, we expect to become the world’s largest nickel company.
     Our project pipeline is rich and it’s robust, with greenfield developments such as Voisey’s Bay and Goro, plus very low-risk brownfield projects at existing operations, like our expansion at PT Inco. Few companies can offer this kind of a growth.
     And meanwhile, Teck has announced no new significant metal mining projects, and some of Teck’s mines are near the end of their lives.
     Inco is a low-cost producer. In 2005, we were at the low end of the Brook Hunt cost curve. In 2006, with more productivity improvements at our existing operations and with Voisey’s Bay ramping up, our cost position should get even better.
     As I said before, Inco is the only major mining company whose costs will decline this year in absolute terms. And that’s despite $75 oil and a $0.90 Canadian dollar. And Goro and our expansion at PT Inco will only lower our costs further.
     For example, in the second half of 2006, with the Voisey’s Bay pipeline full, our overall nickel unit cash cost of sales, after by-product credits, should be $2.20 to $2.25 a pound. And that’s about the best in the industry.
     And we’ve got great financial strength, with a 26-per-cent debt-to-capitalization ratio and over $750 million cash in the bank.
     And finally, we have our exposure to the nickel market, which we believe has much more attractive fundamentals than other commodities. The nickel market has gathered a lot of steam, in a pace that I suspect has surprised a lot of people.
     And despite what you may hear, the strength is not about the funds. It is about the fundamentals of nickel. Demand is strong in virtually every area. Nickel companies are producing everything they can. And yet, supply will chase demand for some time to come.
     LME inventories continue to drop and nickel has been over $10 a pound for more than a week and it closed off the curb today at $10.12 a pound and LME stocks are down over 40 per cent since April as we sit here today.
     There were a lot of non-believers in nickel late last year, but Inco was not among them. Nickel has come roaring back, as we said it would, and despite the recent metals correction, nickel is as strong as ever.
     And four key drivers signal a bright future for nickel this year: strong rebounding stainless steel output; a tighter stainless steel scrap market; exceptional strength in the non-stainless nickel demand; and very importantly, limited supply growth.
     Improving economies worldwide and industrial production growth estimates of over 6 per cent this year support our stainless production growth rate forecast of more than 8 per cent and we’re increasing that production forecast as I speak.
     Stainless steel consumption is rebounding globally and inventories are down and new facilities continue to ramp up, and they need more nickel.

     This year, China will become the world’s biggest stainless steel producer, building three million tonnes of new capacity. Chinese nickel consumption should climb by about 30 per cent this year, or over 60,000 tonnes, taking up the new nickel supply growth.
     Chinese industrial production continues at a rate above 16 per cent. The average nickel grade of stainless will rise, as substitution with lower nickel content 200 series becoming less of an issue.
     Nickel-containing stainless steel is now as competitively priced as it has ever been. Stainless steel prices in the past quarter were less than half of those for copper and lower than aluminium prices.
     When nickel prices first crossed the 17,000-per-tonne threshold in January of 2004, they were six times higher than copper and nine times higher than aluminium prices. The second time the nickel price level was breached, in May of last year, nickel prices were five times copper prices and almost 10 times aluminium. Today, nickel is less than three times copper and less than seven times aluminium. So on a relative basis, nickel is cheap.
     The second key driver for 2006 is tightness in nickel containing stainless steel scrap. This year, we’re assuming scrap supply growth of 5 per cent at most. And with over 8 per cent stainless production growth, lower 200 series demand and an increasing austenitic ratio, scrap markets will be tight and primary nickel demand for stainless steel will rise, and it is doing so as I speak.
     The third factor affecting 2006 is nickel demand in the non-stainless market, up about 6 to 8 per cent this year, given ongoing strength in the aerospace build rate and increases in other uses. For example, rapid growth in the hybrid vehicle with its nickel battery and consumer nickel metal hydride battery cells.
     The fourth market driver is supply. Overall output growth this year will be about 3 to 4 per cent, or roughly 50,000 tonnes and with most producers at above capacity or historic maximums, there is a very high risk of disruptions, which cannot be offset by lower production. And inventories on the LME are at very low levels, down over 50 per cent from the February peak.
     In 2006, the stainless steel rebound and limited nickel expansions will mean a supply/demand deficit and losses from disruptions could constrict the market even further. Elevated nickel prices should act to keep demand in line with supply. And we expect the nickel market to remain strong for several years. And while new greenfield nickel supply will come and several brownfield expansions will occur, world supply will only be enough to keep pace with a demand growth rate of about 5 per cent and the impact of China makes that kind of a demand increase rate to be very conservative.
     In the last period of strong industrial production growth, driven by Japan from 1960 to 1974, world nickel demand averaged over 7 per cent per year for 14 years. We don’t publicly forecast nickel prices, but with this strong demand from China — and we believe that Japan is a very good guide — we believe that nickel prospects are underpinned by strong supply/demand fundamentals.
     So in the context of metals prospects and particularly nickel, let’s turn again to Teck.
     Inco has concluded that combining with Teck would dilute our asset quality. Almost half of Teck’s profits in 2005 come from copper, a metal with a great future. But two-thirds of Teck’s copper production comes from the Highland Valley mine, which is scheduled to close in just seven years.
     Teck’s other asset, a 22.5-per-cent minority interest in Antamina, is a very good one. But we are buying into a larger 33.75-per-cent stake in that asset through our friendly acquisition of Falconbridge.
     Look at Teck’s zinc business. Its largest zinc asset is Red Dog, a good mine, but Teck’s economic interest will diminish as early as 2007 and eventually decline to 50 per cent. And two of its other zinc assets have only three to six years of mine life left.

     And we are sceptical about the prospects for zinc. Demand growth has come from China, but China already produce 25 per cent of the world’s zinc and has been able to increase their output by 22 per cent since the year 2000.
     Turning to coal, Teck’s Elk Valley is a relatively high-cost producer, 1,000 kilometres inland and therefore far from the Asian markets. Thus it is not surprising that these assets generated only modest operating profit before the boom year of 2005 and China is a substantial producer of met coal and has been able to almost double their production since the year 2000.
     In short, Teck’s assets, in our view, are inferior to Inco’s in terms of reserve life, growth prospects and cost position.
     The market is currently in love with copper and zinc and if you look at the spot prices as a multiple of historic averages, you can see how inflated zinc and copper prices are relative to their long-term averages. I believe that the fundamentals of nickel are the best of the three metals and the slide on the screen demonstrates that even though nickel is at a $10 a pound record, we believe its best times are times coming.
     That bodes well for Inco and it bodes badly for Teck and supports my view that combining Inco’s and Teck’s assets dilutes the Inco shareholder.
     The Teck offer represents an inadequate control premium to the share price of Inco, particularly given opportunistic timing. Average premiums paid in hostile Canadian mining and metal transactions approach 16 per cent and recently nickel companies such as WMC in Australia and Canico with the asset in Brazil were sold at 46 per cent and 56 per cent premiums. Teck’s offer was a 20-per-cent premium to our undisturbed price at the time the announcement and now has declined to 9 per cent to our undisturbed stock price on May 5.
     Our Board believes that our shareholders deserve a far better premium for control of Inco with our outstanding assets and our outstanding prospects, if that is the way we go.
     Our Board cannot recommend and will not recommend that shareholders sell at a mere 9-per-cent premium to the undisturbed stock price the day before the offer. And remember that Teck’s offer is conditioned on the Falconbridge deal not proceeding.
     So in effect, Teck would be funding a large part of this small premium from the $450 termination fee that would be due Inco under certain circumstances in the Falconbridge deal.
     The rise in the zinc and copper price, relative to the nickel price, has affected the relative values of our two stocks. This is clear when you look at the exchange ratio, calculated as the Inco stock price divided by the Teck stock price and as zinc and copper prices have risen, the exchange ratio has moved in favour of Teck investors. Teck has timed its offer to use this at the expense of the Inco shareholder, who would be selling to Teck at a discount to virtually any time in the past five years.
     Therefore, Teck’s offer is highly opportunistic. And since Teck is only offering Class B subordinated voting shares, its dual class structure will prejudice and disenfranchise the Inco shareholders, who would have a 40-per-cent interest in the combined company but only 17 per cent of the votes. So a privileged few shareholders, with less than a 2-per-cent shareholding in the Teck combination, would control 57 per cent of the votes.
     So Teck’s assertions on synergies leave us scratching our heads. There are no meaningful synergies beyond the head office, and Teck’s claims on Sudbury synergies and their CESL technology, in our view, are very speculative. When you contrast this with the tangible, identified and value creating synergies to Inco’s shareholders through the friendly acquisition of Falconbridge, Teck’s assertions in our view have little or no substance. We believe our shareholders will see the Teck offer for what it is.
     So I’ll sum up by saying that we look at Teck versus Inco on five key criteria: asset quality and market position; fundamentals of the underlying metals; growth profile; corporate governance; and synergies. Inco is a low-cost producer with high-quality, long-life asset base in arguably the best metal, nickel. We have a compelling growth profile, probably the best in the industry.
     Teck Cominco is opportunistically attempting to upgrade its asset quality without adequately compensating Inco’s shareholders. So Inco’s Board has assessed and will continue to assess all strategic alternatives that would serve our shareholders’ best interests, both short and long term.
     Commodity markets have strengthened since October and so has the logic for the friendly acquisition of Falconbridge. The best strategy, in our view, is for Inco to acquire Falconbridge, and we intend to continue to aggressively work to make that happen.
     Our deal was structured to provide both immediate and longer-term benefits to shareholders. Great operations, diversified in terms of products and geography, will be complemented by significant synergies and projects that are among the world’s best.
     Our transaction with Falconbridge creates an unrivalled combined project pipeline, which we believe is perhaps the most compelling in the industry. We will be financially strong and resource rich, with a terrific exploration portfolio. You can’t duplicate these attributes.
     The new Inco will deliver shareholder value far beyond the potential of any other player in the industry. The new Inco will have a much more attractive portfolio of assets, focused on the best metals, and combining Inco with Teck dilutes asset quality.
     The new Inco will have superior growth, both in both nickel and copper, 65 million pounds more production of nickel, low cost in the Sudbury Basin and at Thompson, in Manitoba, by the year 2009 through feed flow optimization and maximization of throughput, achievable only through the combination of Inco and Falconbridge.
     The transaction will be accretive on all financial metrics to our shareholders and the synergy story is real.
     I believe that the unique, tangible operating synergies represented by the Falconbridge transaction is not reflected in our share price. In fact, I think we’ve been conservative on synergies. With the seven months of work behind us since October of 2005, the Inco and Falconbridge operators working together, we now believe that the synergies will average about $550 million annually in the first five years. And some of the increase comes from higher metal prices assumed in valuing the synergies, but we have also identified new projects and refined and dropped some others.
     Price assumptions have added about $80 million to the run rate and new projects, about $120 million. And on a net present-value basis, synergies are 3.5 billion after tax, or Canadian 3.9 billion, or about $9.20 Canadian new Inco share.
     We’re getting some music here. We’re over time? Okay. Is that how you warn me to finish, eh? Okay.
     So I won’t go into the detail of the projects. They are real. We believe that the right alternative is the Inco-Falco friendly transaction and we’re saying that is the way to go and the Teck offer is not the way to go.
     Thank you very much.
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Forward-Looking Statements
This presentation contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “potential”, “expect”, “forecast”, “estimate”, “would”, “could”, “if” and “may”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation.
These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in the Directors’ Circular dated May 29, 2006 filed with the Canadian and U.S. regulators; assumptions in connection with both the proposed combination of Teck and Inco under the Teck Offer, and the proposed combination of Inco and Falconbridge under Inco’s offer for the Falconbridge common shares, in respect of the results expected to be achieved from the combination of the entities, including calculating projected synergies and other benefits expected to be realized and the timing thereof.
In respect of these forward-looking statements, factors which could cause actual results to differ materially from current expectations regarding each of Inco, Teck and Falconbridge, include, but are not limited to, fluctuations in the prices of nickel and other primary metal products produced; fluctuations in asset values; the accuracy of ore reserve and mineral resource estimates; the accuracy of production, cost and cash costs per nickel unit projections; the successful development of mineral resources, completion of development projects, planned expansions or other projects; fluctuations in interest rates, exchange rates and demand and supply levels of nickel, copper and zinc; general economic conditions; competitive conditions; the outcome of pending legal proceedings; and changes to applicable laws, rules and regulations.
While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this presentation
Important Legal Information
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTORS’ CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND BEING MAILED TO INCO’S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION. All information contained herein is qualified by the information disclosed in the Directors’ Circular (the “Circular”) filed by Inco Limited (“Inco”) on May 29, 2006. Readers are strongly urged to review the Circular in its entirety. The statements contained herein are further qualified by the sections of the Circular entitled “Caution Regarding Forward-Looking Statements”, “Information Regarding Falconbridge and Teck” and “Schedule B Important Information Regarding Inco’s Ore Reserves and Mineral Resources” including all of the assumptions identified therein, as well as the description of factors that could cause actual results to differ from the forward-looking statements. In addition, the statements contained herein are further qualified by the section in the take-over bid circular filed by Inco on October 24, 2005, as amended and supplemented, in respect of its take-over bid for Falconbridge Limited (“Falconbridge”) entitled “Risks Related to the Offer”.
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the Directors’ Circular, the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.